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                                                     November 17, 2005






VIA FACSIMILE and EDGAR
-----------------------

Larry Spirgel
Assistant Director
Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3561
100 F Street, N.E.
Washington, D.C. 20549

     RE:  Brookdale Senior Living Inc.
          Registration Statement on Form S-1 (File No. 333-127372)
          --------------------------------------------------------

Dear Mr. Spirgel:

     As special counsel to Brookdale Senior Living Inc. ("Brookdale" or the "Company"), in connection with the proposed initial public offering (the "Offering") of Brookdale's common stock (the "Common Stock"), we are responding to the request of the Staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") for a letter addressing whether a preliminary prospectus for the Offering should be recirculated in view of the changes reflected in the Registration Statement made in response to the comments (the "Comments") of the Staff set forth in the Staff's letter of November 15, 2005 (the "Comment Letter") and subsequent conference calls with the Staff on November 16, 2005 and November 17, 2005. The Registration Statement also included other minor changes that were intended to update, clarify and render more complete, the information contained therein. Capitalized terms used but not otherwise defined herein shall have the respective meanings set forth in the Registration Statement.

     We have advised the Company of the Commission's position, set forth in Rules 460 and 461 and Release No. 33-4968 under the Securities Act of 1933, that the Commission "[h]aving due regard to the adequacy of information respecting the registrant theretofore available to the public . . . and to the public interest and the protection of investors," will not grant acceleration of a registration statement "[w]here the form of preliminary prospectus, which has been distributed by the issuer or underwriter, is found to be inaccurate or inadequate in any material respect." For the reasons set forth below, the Company and the representative of the underwriters in the Offering (the "Representatives"), after reviewing the changes to

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Securities and Exchange Commission
November 17, 2005
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the preliminary prospectus in their totality and after discussing the matter with us and counsel to the underwriters, does not believe that the circulated preliminary prospectus was rendered inaccurate or inadequate in any material respect by the changes made and, therefore, does not believe that recirculation of a preliminary prospectus is required.

     Summary Combined Financial Information: The preliminary prospectus distributed to prospective investors on or about November 7, 2005 (the "Preliminary Prospectus") included the line item "Non-recurring combination expenses, acquisition transition costs and bonuses in connection with the restricted stock grant paid and accrued." In response to the Staff's Comments the Company revised the Registration Statement to remove Non-recurring combination expenses, acquisition transition costs and bonuses in connection with the restricted stock grant paid and accrued as a component of Adjusted EBITDA and Cash From Facility Operations and added the disclosure as part of the Adjusted EBITDA and Cash From Facility Operations footnote. The Company believes that this was merely a change in the presentation of the information and not a material change to the information presented. As noted above, Brookdale does not believe the changes described above alters the totality of the mix of information provided to the Investors nor does it make the information in the Preliminary Prospectus materially inaccurate or inadequate.

     Non-cash compensation expense: The Preliminary Prospectus reflected Non-cash compensation expense as a separate line item on the Company's Combined Statement of Operations. In response to the Staff's Comments the Company revised the Registration Statement to include compensation expense in the "general and administrative" expense line and noted parenthetically that non-cash stock compensation expense is included in general and administrative expense. The Company respectfully submits that the change resulted merely in a reclassification of its operating expenses which did not result in a change to the Company's overall financial

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Securities and Exchange Commission
November 17, 2005
Page 3


condition, operating expenses or income (loss) from operations included in the Preliminary Prospectus. Again, as noted above, Brookdale does not believe the change in its presentation of its expenses makes the information in the Preliminary Prospectus materially inaccurate or inadequate.

     Additional Changes: The Company made additional changes to the Registration Statement in response to the Staff's Comments including, expanding the disclosure of the calculation of cash from facility operations to describe the nature of recurring expenditures and how it determined the amounts; disclosing the reasons for excluding earnings per share data for each period presented in the table of financial data; disclosing the changes in stockholders' equity during the interim period in a note to the financial statements; revising its disclosure to better explain how its minority interest was calculated; and revisions to its narrative disclosure on its segment reporting. After reviewing all changes made in response to the Staff's Comments as described above the Company believes the additional disclosure changes only the mix of information presented and does not make the information in the Preliminary Prospectus materially inaccurate or inadequate.

     As demonstrated, the Company's financial condition, strategy, plan of operations and set of goals set forth in the new preliminary prospectus contained in Amendment No. 4 to the Registration Statement are the same as those set forth in the Preliminary Prospectus, and no purpose would be served by recirculating a preliminary prospectus with substantially the same disclosures. Brookdale believes that no additional or revised information is contained in the new preliminary prospectus that would be material to an investor's decision to purchase shares of Common Stock, or that any such information causes the disclosure in the circulated Preliminary Prospectus to be inaccurate or inadequate in any material respect. For these and the other reasons discussed above, Brookdale and the Representatives believe that recirculation of a preliminary prospectus is unnecessary.

     Please contact me at (212) 735-3050 should you require further information.


                                                     Very truly yours,


                                                     /s/ Joseph A. Coco
                                                     ---------------------------
                                                     Joseph A. Coco, Esq.



cc:  Albert Pappas, Esq
     Deborah C. Paskin, Esq.